Exhibit 99.1

Mainz Biomed’s ColoFuture Study, Evaluating its Novel mRNA Biomarkers, Reports Groundbreaking
Topline Results Demonstrating Sensitivity for Colorectal Cancer of 94% with Specificity of 97% and
Advanced Adenoma Sensitivity of 81%

Multiple novel mRNA biomarkers identified for potential integration into pivotal FDA PMA clinical trial
(ReconAAsense)

BERKELEY, US – MAINZ, Germany – September 13, 2023 — Mainz Biomed N.V. (NASDAQ:MYNZ) (“Mainz Biomed” or the “Company”), a molecular genetics diagnostic company specializing in the early detection of cancer, announced today positive topline results from its ColoFuture study. The ColoFuture study is a multi-center international clinical trial assessing the potential to integrate a portfolio of novel gene expression (mRNA) biomarkers into ColoAlert®, the Company’s highly efficacious, and easy-to-use screening test for colorectal cancer (CRC) which is being commercialized across Europe and in select international territories. The results of this groundbreaking study included sensitivity for colorectal cancer of 94% with a specificity of 97% and a sensitivity for advanced adenoma of 81%

“The data generated from the ColoFuture study exceeded our expectations. As we look forward to publishing and presenting the full dataset at a forthcoming medical conference, we eagerly await the outcome from our eAArly DETECT clinical trial which remains on track to report results in Q4 of this year,” commented Guido Baechler, Chief Executive Officer of Mainz Biomed.

The portfolio of mRNA biomarkers evaluated in the ColoFuture study was acquired from the Université de Sherbrooke (January 2022) to potentially enhance ColoAlert®’s technical profile to further extend its capability to include the identification of advanced adenomas (AA), a type of pre-cancerous polyp often attributed to CRC, and to increase the diagnostic sensitivity and specificity rates for CRC. In Sherbrooke’s pioneering work, researchers tested a battery of novel transcriptional mRNA biomarkers using samples obtained from patients diagnosed with CRC or as having an advanced adenoma and identified a subset of mRNA biomarkers that provided the greatest sensitivity and specificity of detection (Herring et al. 2021). Mainz Biomed specifically selected those mRNA biomarkers which demonstrated not just the ability to detect a disease signal from samples of patients who were known to have colorectal cancer, but also the unique potential to identify a signal from samples of patients with advanced adenomas. The power to detect lesions in a pre-cancerous stage can change the entire CRC diagnostic landscape. If advanced adenomas are identified early, they are curable. By treating the patient before the polyps can progress to a cancerous stage, CRC can be prevented.

COLOFUTURE is an international clinical study evaluating the performance of the Mainz Biomed Colorectal Cancer Screening Test. This test is a combination of the ColoAlert test and novel mRNA markers. COLOFUTURE includes subjects aged 40-85 from participating centers in Germany, Norway and Denmark. Subjects are invited to participate in the study either when referred for colonoscopy (screening or diagnostic) or if already diagnosed with colorectal adenocarcinoma but treatment naive. To be included, subjects provide informed consent and submit samples from one stool collection prior to colonoscopy or treatment. Completed subjects are placed into one of the following groups based on the colonoscopy results and any applicable pathology report from biopsy: colorectal adenocarcinoma, advanced precancerous lesions in the colon or rectum, non-advanced adenoma, or normal. Each subject’s stool sample is tested with the Mainz Biomed Colorectal Cancer Screening Test. The primary endpoints of the study are to determine sensitivity and specificity for colorectal adenocarcinoma. There are multiple secondary and exploratory endpoints including determining sensitivity and specificity for advanced precancerous lesions in the colon.  The interim analysis included 220 subjects.

About ColoAlert®

ColoAlert®, Mainz Biomed’s flagship product, delivers high sensitivity and specificity in a user-friendly, at-home colorectal cancer (CRC) screening kit. This non-invasive test can be indicative of tumors as determined by analyzing tumor DNA, offering better early detection than fecal occult blood tests (FOBT). Based on PCR-technology, ColoAlert® detects more cases of colorectal cancer than other stool tests and allows for an earlier diagnosis (Dollinger et al., 2018). The product is commercially available in select EU countries through a network of leading independent laboratories, corporate health programs and via direct sales. To receive marketing approval in the US, ColoAlert® will be evaluated in the FDA-registration trial ‘ReconAAsense.’ Once approved in the US, the Company’s commercial strategy is to establish scalable distribution through a collaborative partner program with regional and national laboratory service providers across the country.

About Colorectal Cancer

Colorectal cancer (CRC) is the third most common cancer globally, with more than 1.9 million new cases reported in 2020, according to World Cancer Research Fund International. The US Preventive Services Task Force recommends that screening with stool DNA tests such as ColoAlert® should be conducted once every three years starting at age 45. Each year in the US, 16.6 million colonoscopies are performed. However, roughly one-third of US residents aged 50-75 have never been screened for colon cancer. This gap in screening represents a $4.0B+ total market opportunity in the US.

About Mainz Biomed N.V.

Mainz Biomed develops market-ready molecular genetic diagnostic solutions for life-threatening conditions. The Company’s flagship product is ColoAlert®, an accurate, non-invasive and easy-to-use, early-detection diagnostic test for colorectal cancer based on real-time Polymerase Chain Reaction-based (PCR) multiplex detection of molecular-genetic biomarkers in stool samples. ColoAlert® is currently marketed across Europe. The Company is running a pivotal FDA clinical study for US regulatory approval. Mainz Biomed’s product candidate portfolio also includes PancAlert, an early-stage pancreatic cancer screening test. To learn more, visit mainzbiomed.com or follow us on LinkedIn, Twitter/X and Facebook.

For media inquiries -

In Europe:

MC Services AG

Anne Hennecke/Caroline Bergmann

+49 211 529252 20

mainzbiomed@mc-services.eu

In the U.S.:

Josh Stanbury
+1 416 628 7441
josh@sjspr.co

For investor inquiries, please contact info@mainzbiomed.com

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from the Company’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the failure to meet projected development and related targets; (ii) changes in applicable laws or regulations; (iii) the effect of the COVID-19 pandemic on the Company and its current or intended markets; and (iv) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by the Company. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its initial filings with the SEC, including its annual report on Form 20-F filed on April 7, 2023. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statement made by us in this press release is based only on information currently available to Mainz Biomed and speaks only as of the date on which it is made. Mainz Biomed undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.